October 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Christian Sandoe

Re:	ProFunds (the “Trust”)
(File Nos. 333-28339 and 811-08239)

Dear Mr. Sandoe:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and to the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-effective Amendment No. 66 under the Securities Act and Amendment No. 68 under the 1940 Act (the “Amendment”) to the Trust’s registration statement on Form N-1A.

This filing is being made to: (i) reflect the amendments made to Form N-1A by the Securities and Exchange Commission and (ii) make other updates and revisions. As discussed, the Trust is re-filing these materials in order to provide you with versions to review, and on which to comment, that incorporate comments that you previously provided to other funds in the investment company complex. As also discussed, the Trust will request acceleration of this filing to November 27, 2009.

Please contact me at (240) 497-6495 if you have any questions or comments regarding this filing.

Sincerely,

/s/ Barry Pershkow

Barry Pershkow

Vice President and Counsel